UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-29884

CUSIP NUMBER M8220U114

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

PART I — REGISTRANT INFORMATION

R.V.B. Holdings Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

Amot Mishpat Bldg., 8 Shaul HaMelech Blvd
Address of Principal Executive Office (Street and Number)

Tel Aviv 64733, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

R.V. B Holdings Ltd. (the “Company”) could not file its Annual Report on Form 20-F for the year ended December 31, 2015, (the “2015 Form 20-F”) by the prescribed due date of May 2, 2016 for the reasons specified herein. On February 2, 2016, following meetings held of the Company's shareholders and creditors, the Tel-Aviv District Court (the “Court”) approved a plan of liquidation (“Plan of Liquidation”) for the Company that included the transfer and assumption of all assets and liabilities of the Company to a trust managed by a liquidator who was appointed by the Court in April 2015. The Plan of Liquidation included the issuance to unrelated third parties of 9,990,000 ordinary shares of the Company representing 99.9% of the issued and outstanding share capital of the Company.

In light of the above, there were unanticipated delays in assembling all of the information required to complete the financial statement and the Annual Report, making it impossible for the Company to file the 2015 Form 20-F by May 2, 2016 without unreasonable effort or expense. Management is working diligently to complete the financial statements, and the Company currently anticipates that it will file the 2015 Form 20-F as soon as practicable and no later than May 16, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hili Rashkovan	972-3-6070723
(Name)	(Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

Yes ☒   No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Company’s financial statements for the year ended December 31, 2015 will reflect the liquidation.  Until the underlying information relating to the subject matter of the liquidation is received from the liquidator and the financial statements are prepared, no estimate can be made as to net loss or other pertinent parameters.

R.V.B. Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2016	/S/ Omer Bar Yohay
Name: Omer Bar Yohay
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).